1271 Avenue of the Americas
New York, New York 10020-1401
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
	Chicago	Riyadh
May 2, 2025	Dubai	San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
	Hamburg	Silicon Valley
	Hong Kong	Singapore
	Houston	Tel Aviv
	London	Tokyo
	Los Angeles	Washington, D.C.
Madrid

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Nasreen Mohammed

Joel Parker

Brian Fetterolf

Mara Ransom

Re:	StubHub Holdings, Inc.

Response to Letter dated April 2, 2025

Registration Statement on Form S-1 filed March 21, 2025

File No. 333-286000

Ladies and Gentlemen:

On behalf of our client, StubHub Holdings, Inc. (the “Company”), we are submitting this letter in response to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) by letter, dated April 2, 2025 (the “Comment Letter”), regarding the Company’s Registration Statement on Form S-1, as filed with the Staff on March 21, 2025 (the “Registration Statement”).

For ease of review, we have set forth below each of the numbered comments of the Staff contained in the Comment Letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in the Registration Statement.

May 2, 2025

Registration Statement on Form S-1 filed March 21, 2025

Our Business, page 1

1.

We note various press reports that refer to Jeff Fluhr as a co-founder of StubHub in 2000 with Mr. Baker. Where you opt to discuss your founding in 2000, revise to acknowledge Mr. Fluhr as co-founder, if true, or tell us why you believe such revisions are not necessary.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not believe that any such revisions are necessary. The founding story and historical context included in the Registration Statement is properly focused on the experience of the Founder and CEO of StubHub Holdings, Inc., the registrant. Mr. Fluhr does not have any connection to the registrant and has not held any stake, economic or otherwise, in any of its subsidiaries for over 18 years. The Company believes it would be inappropriate to highlight the name and background of such an individual in the Registration Statement. Rather, it is Mr. Baker’s vision, experience and extensive knowledge of the Company and the ticketing industry more broadly that is relevant to potential investors.

Our Direct Issuance Solution, page 8

2.

Revise here and elsewhere as appropriate to clearly explain how you conduct your original issuance business and how you generate revenue from this business. In this section you imply that your original issuance business is conducted as a direct issuance model where content rights holders distribute their tickets directly through your marketplace in the same way a reseller offers tickets through your marketplace. However, we note discussion elsewhere that you generate and recognize revenue from the sale of “controlled tickets” that you acquire and hold in inventory and offer for sale on ticketing platforms, including your platform. Clearly disclose the model(s) used for your original issuance sales, whether direct issuance, sale of controlled tickets, or another model. In an appropriate place in the prospectus disclose the mechanics of your sale of controlled tickets, including whether you purchase the tickets directly from content rights holders, if you are the legal owner of the controlled tickets, if the content rights holders have any control over the tickets after your purchase, and whether you recognize revenue only for the controlled tickets you are able to sell. Explain what you mean in your disclosure on page 83 that costs of controlled tickets include “contingent costs estimated to be owed to content rights holders upon the achievement of certain sales targets” and how the sales targets are relevant to your sale of controlled tickets. Also clarify whether you sell these tickets on ticketing marketplaces aside from your platform, as suggested by your disclosure on page 83.

May 2, 2025

Response: The Company respectfully advises the Staff that its direct issuance solution refers to a model whereby a content rights holder distributes original issuance tickets on its global ticketing marketplace. Content rights holders may elect to manage the distribution process themselves or they may elect to have the Company or another third party facilitate distribution on their behalf. The Company does not require exclusivity under its direct issuance model; meaning the tickets may be listed for sale simultaneously on the Company’s marketplace as well as other channels, including other ticketing marketplaces.

Under the Company’s direct issuance model, the Company generates and recognizes revenue in two ways:

(1)

The Company generates and recognizes revenue from the service fees it charges buyers and sellers for transactions involving original issuance tickets on its platform. This is the same manner in which the Company recognizes revenue through its secondary ticketing model, and it applies to all sales of original issuance tickets on its platform.

(2)

In select circumstances, the Company also generates and recognizes revenue based on the total sale price of the ticket and records a corresponding cost of revenue for payment remitted to the content rights holder.

The Company determined that this accounting treatment, which is based on the Company’s application of ASC 606, applies to revenue generated from the sale of tickets subject to certain commercial arrangements the Company entered into with content rights holders in 2024 to help accelerate the adoption of its direct issuance solution. Under these arrangements, the Company agreed to make specified fixed payments to certain content rights holders in the event that sales of their original issuance tickets through the Company’s direct issuance solution do not achieve the aggregate monetary thresholds identified in the relevant agreements with such content rights holders. As a result of these commercial arrangements, based on its consideration of indicators of control as set forth in ASC 606, the Company determined that it may be deemed to have control over such tickets prior to their transfer to the buyer and is therefore acting as principal with respect to these transactions. The Company refers to tickets subject to these arrangements as “controlled tickets.”

The corresponding cost of revenue recorded for controlled tickets includes fixed and variable costs. The fixed cost represents the specified fixed payments due to the content rights holders under the relevant agreement. The variable cost, if any, represents the additional amount remitted to the content rights holders in the event that the sales of their original issuance tickets exceed the aggregate monetary threshold identified in the relevant agreement.

The Company does not expect such commercial arrangements, which result in the accounting treatment of controlled tickets, to be a significant portion of its strategy as its direct issuance solution scales.

May 2, 2025

In response to the Staff’s comment, the Company will revise the disclosure in its Registration Statement to include the revisions set forth below on the pages identified. To facilitate the Staff’s review, additions are marked as underlined text and deletions are marked with a strikethrough.

Glossary, page ii

Ticketing Business Models

•

“Original issuance” or “original issuance ticketing” refers to the initial sale of tickets by content rights holders. These tickets can be sold through the direct issuance model, primary ticketing model or a combination.

•

“Direct issuance” refers to a model whereby a content rights holder distributes original issuance tickets through our global ticketing marketplace. ~~Direct issuance does not require exclusivity and can be complementary to other methods of ticket sales~~ With our direct issuance solution, content rights holders may elect to manage the distribution process themselves, listing their tickets directly on our marketplace as any other seller would, or they may elect to have us or another third party facilitate distribution on their behalf. We do not require exclusivity; meaning the tickets may be listed for sale simultaneously on our marketplace as well as other channels, including other ticketing marketplaces, to achieve the broadest possible distribution.

Prospectus Summary, Our Business, Our Direct Issuance Solution, page 8 and Business, Our Direct Issuance Solution, page 125

With our direct issuance solution, content rights holders can ~~distribute their tickets for sale through our marketplace as any other seller would. We do not require exclusivity, allowing content rights holders to broadcast their inventory simultaneously across many channels to achieve the broadest possible distribution. By accessing our marketplace, content rights holders can~~ leverage our global reach, trusted brands and marketing expertise to maximize their distribution and use our wealth of marketplace data to inform intelligent pricing strategies to optimize yield on their ticketing inventory. Content rights holders manage the distribution process themselves, listing their tickets directly on our marketplace as any other seller would, or they may elect to have us or another third party facilitate distribution on their behalf. We do not require exclusivity; meaning direct issuance tickets may be listed for sale simultaneously on our marketplace as well as other channels, including other ticketing marketplaces, to achieve the broadest possible distribution.

Risk Factors, page 28

We may not be successful in executing our business strategy to expand our reach to more categories of events and experiences.

We are focused on expanding our brands and marketplace to even more categories of events and experiences. New offerings and initiatives have a high degree of risk, as they may involve unproven businesses for us with which we have limited or no prior operating experience. For example, we have recently launched our direct issuance ~~business~~ solution. If content rights holders are not convinced of the value proposition of our marketplace, if we are unsuccessful in building and maintaining relationships with content rights holders or if we do so in a way that is not profitable or fails to compete successfully against our current or future competitors, we may be unable to realize the objectives of this business strategy or realize our anticipated value in this market. In particular, we entered into certain commercial arrangements with content rights holders in 2024 to help accelerate the adoption of our direct issuance solution. Under these arrangements, we agreed to make specified fixed payments to certain content rights holders in the event that sales of their original issuance tickets through our direct issuance solution do not achieve the aggregate monetary thresholds identified in the relevant agreements with such content rights holders. These arrangements resulted in increased revenue and corresponding increases to cost of revenue in 2024. While we do not expect such commercial arrangements to be a significant portion of our strategy as our direct issuance

May 2, 2025

solution scales, to the extent our direct issuance solution continues to be supported by such commercial arrangements, our results of operations could be impacted. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations” for additional information. Furthermore, the adoption of our direct issuance ~~business~~ solution is subject to a number of factors, some of which may be out of our control, including the ability or willingness of content rights holders to use our platform to sell tickets, our competitors’ exclusivity rights governing ticket sales for certain events or venues or buyers’ willingness to engage with our brands and marketplace as a source for direct ticket purchases. There can be no assurance that demand for our direct issuance ~~business~~ solution or any future offerings and initiatives, including additional live event and experience categories and adjacent market opportunities across the live event ecosystem, will exist, develop or be sustained. Further, these efforts entail investments in and resources spent on our systems and infrastructure, payments platform, and increased legal and regulatory compliance expenses, which could distract management and divert capital and other resources from our more established offerings. If we are unsuccessful in executing on our business strategy to reach more categories of events and experiences, including through our direct issuance ~~business~~ solution, our business and growth prospects may be harmed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Components of Results of Operations, pages 83-84

Revenue

We generate substantially all of our revenue from fees we charge buyers and sellers for the services we provide to facilitate their transactions to buy and sell live event tickets on our marketplace. Our fees are generally set as a percentage of the GMS value of a transaction conducted on our platform. We also charge shipping fees to buyers of tickets. We recognize revenue for transaction facilitation net of the price of the tickets sold and we recognize revenue for shipping fees on a gross basis. ~~We also generate and recognize revenue through the sale of tickets that we acquire and hold in inventory (“controlled tickets”) and offer for sale on ticketing marketplaces, including on our platform, on a gross basis. We acquire the inventory from content rights holders.~~

In addition, in 2024, we entered into certain commercial arrangements with content rights holders to help accelerate the adoption of our direct issuance solution. Under these arrangements, we agreed to make specified fixed payments to certain content rights holders in the event that sales of their original issuance tickets through our direct issuance solution do not achieve the aggregate monetary thresholds identified in the relevant agreements with such content rights holders. As a result of these commercial arrangements, we determined that we may be deemed to have control over such tickets prior to their transfer to the buyer and we refer to tickets subject to these arrangements as “controlled tickets.” For controlled tickets, we recognize revenue on a gross basis based on the total sale price of the ticket, including service fees, at the point in time the sale to the buyer is executed.

Revenue earned from transaction facilitation and sale of controlled tickets that occur during a financial reporting period is recorded net of incentives, refunds for actual canceled events not previously reserved as well as an estimate for future canceled events. For additional information, see “—Critical Accounting Policies and Estimates—Revenue Recognition.”

Costs and Expenses

Cost of Revenue (Exclusive of Depreciation and Amortization)

Cost of revenue (exclusive of depreciation and amortization) includes payment processing costs, costs of controlled tickets, ticket substitution and replacement costs, shipping costs, costs associated with the maintenance and support of our platform. ~~Costs of controlled tickets include contingent costs estimated to be owed to content rights holders upon the achievement of certain sales targets.~~ Payment processing costs consist of merchant fees, expenses associated with the usage of cloud infrastructure and chargebacks. Cost of revenue recorded for controlled tickets includes fixed and variable costs. The fixed cost represents the specified fixed payments due to the content rights holders under the relevant agreement. The variable

May 2, 2025

cost, if any, represents the additional amount remitted to the content rights holders in the event that the sales of original issuance tickets exceed the aggregate monetary threshold identified in the relevant agreement. Costs associated with the maintenance and support of our platform include employee-related expenses, hosting and bandwidth and allocated overhead costs. We expect our cost of revenue to continue to increase in absolute dollars as we continue to invest in our business to support revenue growth. In addition, we ~~expect our percentage of revenue growth to outpace increases in cost of revenue as~~ anticipate a reduction in our controlled ticket costs as a percentage of revenue, as we do not expect commercial arrangements that result in the accounting treatment of controlled tickets to be a significant portion of our strategy as our direct issuance solution scales.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies and Estimates, pages 106-107

Revenue Recognition

Our revenue is primarily generated from the facilitation of individual buyers and sellers who desire to enter into a transaction to buy or sell live event tickets. Revenue consists primarily of: (i) fees charged to buyers and sellers of tickets when a transaction is executed on our platform and (ii) shipping fees charged to buyers of tickets. Fee structures can vary between jurisdictions for a variety of commercial reasons including competitive pricing and complying with local law and regulatory requirements. We charge buyers a transaction fee in addition to the price of the tickets. This fee covers the cost of maintaining our platform, guaranteeing tickets and providing customer service. Depending on the geographic market or live event, we may also charge sellers a transaction fee, which, if applicable, is deducted from the payment remitted to the seller. We provide incentives to buyers and sellers in various forms, including discounts on fees, discounts on items sold and coupons. Promotions and incentives that are consideration payable to a customer are recognized as a reduction of revenue at the time when the incentive is provided or issued to the customer. ~~We also generate revenue through the sale of controlled tickets on ticketing marketplaces, including on our platform.~~

With respect to the facilitation of individual buyers and sellers who desire to enter into a transaction to buy or sell live event tickets, we have identified two performance obligations related to the core services offered: (i) transaction facilitation between buyers and sellers and (ii) shipping facilitation. The determination of whether we act as a principal or an agent in the fulfillment of our transaction and shipping facilitation performance obligations is based on an evaluation of whether we control the goods and services before being transferred to the customer under the terms of an arrangement. Control includes considering whether we have primary responsibility for fulfillment, assume inventory risk and have discretion to establish prices, among other indicators. When providing transaction facilitation between a buyer and a seller, we act as an agent as we do not set prices for tickets and are not responsible for providing tickets. As such, revenue from transaction facilitation earned by us for providing access to our marketplace platform and performing listing and transaction facilitation services is recorded net of the price of the tickets and recognized at the point in time the sale is executed. As part of facilitating transactions on our marketplace platform, we provide buyers with the ability to have tickets shipped to a specified address, and sellers the ability to ship paper tickets by providing them access to our pre-negotiated shipping contracts for a fee. The shipping fee is set by us and we act as a principal for shipping facilitation and revenue is recognized at the point in time the shipping label has been provided by us to the seller. As such, payments by customers to us for shipping facilitation are recorded on a gross basis as revenue in our consolidated statements of operations, while the shipping expenses are included in cost of revenue.

In addition, we have entered into certain commercial arrangements with content rights holders to help accelerate the adoption of our direct issuance solution. These commercial arrangements contain terms and conditions indicating that we are deemed to have control over such tickets prior to transferring them to the customer and, therefore, act as principal with respect to the sale of the tickets. We refer to tickets subject to these arrangements as “controlled tickets.” With respect to the sale of controlled tickets, we have identified one performance obligation ~~on ticketing marketplaces, including on the Company’s platform~~, which is to transfer control of a ticket to a ticket buyer once an order has been confirmed. ~~We act as a principal in these~~

May 2, 2025

~~transactions as we control the ticket prior to transferring it to the customer.~~ Revenue is recorded on a gross basis based on the ~~value~~ total sale price of the ticket, including service fees, and is recognized at the point in time the sale to the buyer is executed ~~when the transaction is executed on the ticketing marketplaces~~, while the costs of the controlled ticket ~~costs~~ are included in cost of revenue in our consolidated statements of operations. ~~Payment from secondary ticketing marketplaces other than our platform is typically due upon delivery of the ticket or after the event has passed~~

Notes to Consolidated Financial Statements, Basis of Presentation and Summary of Significant Accounting Policies, pages 11-12

Revenue Recognition—The Company reports revenue on a gross or net basis through management’s assessment of whether the Company is acting as a principal or agent in the transaction based on the evaluation of control over the ticket being transferred or service being provided.

The Company’s revenue is primarily generated from the facilitation of individual buyers and sellers who desire to enter into a transaction to buy or sell live event tickets. Revenue consists primarily of: (i) fees charged to buyers and sellers of tickets when a transaction is executed on the Company’s platform and (ii) shipping fees charged to buyers of tickets. Fee structures can vary between jurisdictions for a variety of commercial reasons including competitive pricing and complying with local law and regulatory requirements. The Company charges buyers a transaction fee in addition to the price of the tickets. This fee covers the cost of maintaining the Company’s platform, guaranteeing tickets and providing customer service. Depending on the geographic market or live event, the Company may also charge sellers a transaction fee, which, if applicable, is deducted from the payment remitted to the seller. The Company provides incentives to buyers and sellers in various forms, including discounts on fees, discounts on items sold and coupons. Promotions and incentives that are consideration payable to a customer are recognized as a reduction of revenue at the time when the incentive is provided or issued to the customer. ~~The Company also generates revenue through the sale of tickets the Company acquires and holds in inventory (“controlled tickets”) and offers for sale on ticketing marketplaces, including on the Company’s platform.~~

With respect to the facilitation of individual buyers and sellers who desire to enter into a transaction to buy or sell live event tickets, the Company has identified two performance obligations related to the core services offered: (i) transaction facilitation between buyers and sellers and (ii) shipping facilitation. The determination of whether the Company acts as a principal or an agent in its fulfillment of its transaction and shipping facilitation performance obligations is based on an evaluation of whether the Company controls the goods and services before being transferred to the customer under the terms of an arrangement. Control includes considering whether we have primary responsibility for fulfillment, assume inventory risk and have discretion to establish prices, among other indicators. Control includes considering whether the Company has primary responsibility for fulfillment, assumes inventory risk and has discretion to establish prices, among other indicators. When providing transaction facilitation between a buyer and a seller, the Company acts as an agent as the Company does not set prices for tickets and is not responsible for providing tickets. As such, revenue from transaction facilitation earned by the Company for providing access to its marketplace platform and performing listing and transaction facilitation services is recorded net of the price of the tickets and recognized at the point in time the sale is executed. As part of facilitating transactions on the Company’s marketplace platform, the Company provides buyers with the ability to have tickets shipped to a specified address, and sellers the ability to ship paper tickets by providing them access to the Company’s pre-negotiated shipping contracts for a fee. The shipping fee is set by the Company and the Company acts as a principal for shipping facilitation and revenue is recognized at the point in time the shipping label has been provided by the Company to the seller. As such, payments by customers to the Company for shipping facilitation are recorded on a gross basis as revenue in the consolidated statements of operations, while the shipping expenses are included in cost of revenue.

In addition, the Company has entered into certain commercial arrangements with content rights holders to help accelerate the adoption of its direct issuance solution. These commercial arrangements contain terms and conditions indicating that the Company is deemed to have control over such tickets prior to transferring

May 2, 2025

them to the customer and, therefore, acts as principal with respect to the sale of the tickets. The Company refers to tickets subject to these arrangements as “controlled tickets.” With respect to the sale of controlled tickets ~~on ticketing marketplaces, including on the Company’s platform~~, the Company has identified one performance obligation, which is to transfer control of a ticket to a ticket buyer once an order has been confirmed. ~~The Company acts as a principal in these transactions as the Company controls the ticket prior to transferring it to the customer.~~ Revenue is recorded on a gross basis based on the ~~value~~ total sale price of the ticket, including service fees, and is recognized at the point in time the sale to the buyer is executed, while the costs of the controlled ticket ~~costs~~ are included in cost of revenue in the consolidated statements of operations. ~~Payment from secondary ticketing marketplaces other than the Company’s platform is typically due upon delivery of the ticket or after the event has passed.~~

Notes to Consolidated Financial Statements, Basis of Presentation and Summary of Significant Accounting Policies, page F-19

Cost of Revenue (Exclusive of Depreciation and Amortization)—Cost of revenue (exclusive of depreciation and amortization) includes payment processing costs, costs of controlled tickets, ticket substitution and replacement costs, shipping costs, costs associated with the maintenance and support of the Company’s platform. ~~Costs of controlled tickets include contingent costs estimated to be owed to content rights holders upon the achievement of certain sales targets.~~ Payment processing costs consist of merchant fees, expenses associated with the usage of cloud infrastructure and chargebacks. Cost of revenue for controlled tickets includes fixed and variable costs. The fixed cost represents the specified fixed payments due to the content rights holders under the relevant agreement. The variable cost, if any, represents the additional amount remitted to the content rights holders in the event that the sales of original issuance tickets exceed the aggregate monetary threshold identified in the relevant agreement. Costs associated with the maintenance and support of the Company’s platform include employee-related expenses, hosting and bandwidth and allocated overhead costs.

3.

Please provide support for your disclosure that the largest player made up approximately 25% of the original issuance market in 2024. Disclose the definition you are using for “original issuance market” to determine the 25% market share, including the geographic reach of the market, whether it includes tickets sold at venues of a particular size, and whether it covers a specific subset of original issuance tickets, such as tickets to live events. Tell us whether the market used to determine the market share of the largest player is equivalent to the market in which you conduct your original issuance business.

Response: The Company has estimated the largest player’s market share based on that company’s disclosures in its public filings and statements regarding its reported operating metric for total transaction volume in 2024 that most closely approximates our operating metric, GMS, and the portion of its business that comprises original issuance ticketing (i.e., excluding secondary ticketing). The Company further advises the Staff that the global market size used to estimate the market share of the largest player is the same $132 billion global original issuance market within which the Company conducts its direct issuance business and has disclosed in the Registration Statement. We have based the estimate of the size of the global original issuance market on annual ticket sales globally as of 2024 based on public event attendance data across major sports leagues, eSports, theaters and performance art venues and music festivals and concerts around the world.

May 2, 2025

In response to the Staff’s comment, the Company will revise the disclosure in its Registration Statement to include the revisions set forth below on the pages identified. To facilitate the Staff’s review, additions are marked as underlined text.

Prospectus Summary, Our Business, Our Direct Issuance Solution, page 8 and Business, Our Direct Issuance Solution, page 125

We believe that this model has a powerful track record across global digital marketplaces. Today, the global original issuance market is highly fragmented. Based on publicly available data, including industry participants’ public filings and statements regarding total transaction volume, and market research, we believe that the largest player made up approximately 25% of the global original issuance market in 2024, with the remaining coming from a very diverse group of national, regional and local original issuance ticketing service providers.

4.

Provide investors with the approximate size of the multi-year deals you currently have in place so that investors can understand the significance of such deals. Clarify whether any of the deals are with the content rights holders you list in this section, such as the NBA and MLB. Please tell us whether these multi-year deals are included in your future purchase commitment agreement as disclosed on page F-36, and revise to clarify as much in your disclosure if so. In this regard, we note your response to comment 2 indicates that the purchase commitment is with regards to a single content rights holder, but your disclosure here indicates that you have multiple “multi-year deals in place that provide access to thousands of tickets per game to be sold directly over [y]our marketplace.”

Response: In response to the Staff’s comment, the Company will remove the statement regarding existing multi-year deals in each place it appears in the Registration Statement. The Company respectfully advises that no arrangement the Company has entered into with any content rights holder to date is material to the Company or its business as a whole such that it is required to be described or filed under Regulation S-K. The Company confirms for the Staff that it currently has one arrangement with a single content rights holder that includes future purchase commitments which, pursuant to GAAP reporting standards, is disclosed under “Commitments and Contingencies” on page F-36 of the Registration Statement.

Business Model, page 81

5.

You disclose that your operating expenses increased by $518 million from 2023 to 2024 due to your strategic decision to increase investments in new initiatives such as direct issuance. Please further explain the make-up of the costs of controlled tickets as described on page 83 and whether it includes up-front payments made to purchase controlled tickets from content rights holders. If so, explain why you expect a reduction in your controlled ticket costs as a percentage of revenue given that you will continue making these up-front payments when purchasing such tickets from content rights holders.

May 2, 2025

Response: In response to the Staff’s comment, the Company will revise the disclosure in its Registration Statement to include the revisions set forth below on the pages identified. To facilitate the Staff’s review, additions are marked as underlined text and deletions are marked with a strikethrough.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Business Model, page 81

We Have a Scalable Cost Structure that Enables Operating Leverage

We have made material investments in our technology, distribution, data and brand to enable our marketplace to be highly scalable. This ~~has~~ enabled us to grow our revenue faster than our ~~operating~~ costs and expenses in 2023. For the year ended December 31, 2023 our revenue grew by $331.0 million from $1,036.7 million to $1,367.7 million while our ~~operating~~ costs and expenses decreased by $139.6 million from $1,254.1 million to $1,114.5 million over the same period. ~~Due to~~ In 2024, we made a strategic decision to ~~increase investments~~ invest in new initiatives, such as ~~direct issuance, our operating~~ accelerating our content-audience flywheel through increasing variable marketing spend and diversifying marketing channels. In addition, as we expanded our direct issuance strategy in 2024, we entered into commercial arrangements with certain content rights holders that resulted in increases to revenue and corresponding increases to cost of revenue. As a result, our costs and expenses increased by $518.1 million from $1,114.5 million in 2023 to $1,632.6 million for the year ended December 31, 2024, while revenue increased by $402.9 million from $1,367.7 million in 2023 to $1,770.6 million over the same period in 2024. ~~Our historical~~ We believe our ability to grow our revenue faster than our ~~operating~~ costs and expenses ~~provides our business with significant potential profitability~~ when we are strategically focused on margin expansion, as demonstrated in 2023, provides our business with significant potential profitability.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Components of Results of Operations, page 83-84

Costs and Expenses

Cost of Revenue (Exclusive of Depreciation and Amortization)

Cost of revenue (exclusive of depreciation and amortization) includes payment processing costs, costs of controlled tickets, ticket substitution and replacement costs, shipping costs, costs associated with the maintenance and support of our platform. ~~Costs of controlled tickets include contingent costs estimated to be owed to content rights holders upon the achievement of certain sales targets.~~ Payment processing costs consist of merchant fees, expenses associated with the usage of cloud infrastructure and chargebacks. Cost of revenue recorded for controlled tickets includes fixed and variable costs. The fixed cost represents the specified fixed payments due to the content rights holders under the relevant agreement. The variable cost, if any, represents the additional amount remitted to the content rights holders in the event that the sales of original issuance tickets exceed the aggregate monetary threshold identified in the relevant agreement. Costs associated with the maintenance and support of our platform include employee-related expenses, hosting and bandwidth and allocated overhead costs. We expect our cost of revenue to continue to increase in absolute dollars as we continue to invest in our business to support revenue growth. In addition, we ~~expect our percentage of revenue growth to outpace increases in cost of revenue as~~ anticipate a reduction in our controlled ticket costs as a percentage of revenue, as we do not expect commercial arrangements that result in the accounting treatment of controlled tickets to be a significant portion of our strategy as our direct issuance solution scales.

May 2, 2025

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Non-GAAP Financial Measures, Adjusted EBITDA, page 97

For the year ended December 31, 2024, Adjusted EBITDA was $298.7 million compared to $353.9 million for the year ended December 31, 2023. In 2024, the decrease in Adjusted EBITDA was primarily driven by ~~accelerated investments in new initiatives in our business, including our direct issuance business~~, a strategic decision to invest in new initiatives, such as accelerating our content-audience flywheel through increasing variable marketing spend and diversifying marketing channels.

Notes to Consolidated Financial Statements, Basis of Presentation and Summary of Significant Accounting Policies, page F-19

Cost of Revenue (Exclusive of Depreciation and Amortization)—Cost of revenue (exclusive of depreciation and amortization) includes payment processing costs, costs of controlled tickets, ticket substitution and replacement costs, shipping costs, costs associated with the maintenance and support of the Company’s platform. ~~Costs of controlled tickets include contingent costs estimated to be owed to content rights holders upon the achievement of certain sales targets.~~ Payment processing costs consist of merchant fees, expenses associated with the usage of cloud infrastructure and chargebacks. Cost of revenue for controlled tickets includes fixed and variable costs. The fixed cost represents the specified fixed payments due to the content rights holders under the relevant agreement. The variable cost, if any, represents the additional amount remitted to the content rights holders in the event that the sales of original issuance tickets exceed the aggregate monetary threshold identified in the relevant agreement. Costs associated with the maintenance and support of the Company’s platform include employee-related expenses, hosting and bandwidth and allocated overhead costs.

* * *

May 2, 2025

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1311 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michael Benjamin
Michael Benjamin of LATHAM & WATKINS LLP

cc:	Eric H. Baker, StubHub Holdings, Inc.

Mark Streams, StubHub Holdings, Inc.

Connie James, StubHub Holdings, Inc.

Tad J. Freese, Latham & Watkins LLP

Alison A. Haggerty, Latham & Watkins LLP

Adam Gelardi, Latham & Watkins LLP

Dave Peinsipp, Cooley LLP

Kristin VanderPas, Cooley LLP

Denny Won, Cooley LLP